February 14, 2011

Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Hemispherx Biopharma, Inc.
Form 10-K for the year ended December 31, 2009
Form 10-K/A for the year ended December 31, 2009
(SEC filing No. 1-13441)

Dear Mr. Rosenberg:

We hereby respond to the oral comments received in discussions with the staff on January 24, 2011, January 28, 2011 and February 11, 1011 related to the above referenced Form 10-K and Form 10-K/A of Hemispherx Biopharma, Inc. (the "Company").

The staff requested clarification of the Company’s valuation of warrants issued in May 2009.  The Company’s response is reflected in the draft revised sections of its Form 10-K/A-2 set forth on Appendix A attached hereto.  Please note that revised disclosure in Footnote 18 is substantially the same as the revised disclosure in the Restatement section of the MD&A.

The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;
•	the Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Corporate Headquarters
One Penn Center, 1617 JFK Blvd., Philadelphia, PA 19103	t: 215-988-0080	f: 215-988-1739

Jim B. Rosenberg
February 14, 2011
Page - 2

The Company further acknowledges, that the action of the Commission or the staff, acting pursuant to delegated authority, in reviewing the filing does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

If you have any questions or comments with regard to the filing, please contact me at the above address.

Very truly yours,

/s/ Charles T. Bernhardt

Charles T. Bernhardt
Chief Financial Officer

Appendix A

ITEM 7.  Management's Discussion and Analysis of Financial Condition and Results of Operations.

. . ..

Restatement

In connection with equity financings on May 11 and 19, 2009, we issued warrants (the “Warrants”) that are single compound derivatives containing both an embedded right to obtain stock upon exercise (a “Call”) and a series of embedded rights to settle the Warrants for cash upon the occurrence of certain events (each, a “Put”).  Generally, the Put provisions allow the Warrant Holders liquidity protection; the right to receive cash in certain situations where the Holders would not have a means of readily selling the shares issuable upon exercise of the Warrants (e.g., where there would no longer be a significant public market for our common stock).  However, because the contractual formula used to determine the cash settlement value of the embedded Put requires use of certain assumptions, the cash settlement value of the embedded Put can differ from the fair value of the unexercised embedded Call option at the time the embedded Put option is exercised.  Specifically, the Put rights would be triggered upon the happening of a “Fundamental Transaction” (as defined below) that also is (1) an all cash transaction; (2) a “Rule 13e-3 transaction” under the Exchange Act (where the Company would be taken private); or (3) a transaction involving a person or entity not traded on a national securities exchange.  “Fundamental Transactions” include (i) a merger or consolidation of the Company with or into another person or entity; (ii) a sale, lease, license, transfer or other disposition of all or substantially all of the Company’s assets; (iii) any purchase offer, tender offer or exchange offer in which holders of Company Common Stock are permitted to sell, tender or exchange their shares for other securities, cash or property, which offer has been accepted by the holders of 50% or more of the Company’s outstanding Common Stock; (iv) a reclassification, reorganization or recapitalization of the Common Stock pursuant to which the Common Stock is effectively converted into or exchanged for other securities, cash or property; or (v) a stock purchase or other business combination with another person or entity is effected pursuant to which such other person or entity acquires more than 50% of the outstanding shares of Common Stock.  Pursuant to the Warrants, the Put rights enable the Warrant Holders to receive cash in the amount of the Black-Scholes value is obtained from the “OV” function on Bloomberg, L.P. (“Bloomberg”) determined as of the day of consummation of the applicable Fundamental Transaction for pricing purposes and reflecting (A) a risk-free interest rate corresponding to the U.S. Treasury rate for a period equal to the time between the date of the public announcement of the applicable Fundamental Transaction and the Warrant expiration date, (B) an expected volatility equal to the greater of 100% and the 100 day volatility obtained from the HVT function on Bloomberg as of the Trading Day immediately following the public announcement of the applicable Fundamental Transaction, (C) the underlying price per share used in such calculation shall be the sum of the price per share being offered in cash, if any, plus the value of any non-cash consideration, if any, being offered in such Fundamental Transaction and (D) a remaining option time equal to the time between the date of the public announcement of the applicable Fundamental Transaction and the Warrant expiration date.

Initially, we determined that these Warrants created a related Liability in accordance with ASC 480-10-55-29 & 30 due to the fact that the Warrants could be settled for cash as discussed above.  In our estimation of the value of this Liability, we interpreted and applied the concept of “Fair Value” from ASC 820 (formally SFAS 157).  After reviewing current accounting literature and the findings and opinion of an independent appraiser in determining proper accounting treatment, we took into account the extreme unlikelihood of the occurrence of a Fundamental Transaction triggering a right to cash settlement as a probability factor in applying a Black-Scholes-Merton valuation of the Warrants.  As a result, we deemed the fair value of the Warrants to be immaterial and, therefore, we stated the Warrants’ related Liability from May 31, 2009 through December 31, 2009 at zero.

On September 15, 2010, we received a comment letter from the Securities and Exchange Commission (“SEC”) concerning its review of our annual report on Form 10-K, as amended, for the year ended December 31, 2009.  During the process of resolving the SEC’s comments, the SEC Staff alerted us that they did not agree with our method of computing the fair value of the Warrants as discussed above.

As a result, on December 22, 2010, after discussion with McGladrey & Pullen, LLP, our independent registered public accounting firm, our Audit Committee determined that the previously issued financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2009 and in our Forms 10-Q for the periods ended March 31, 2010, June 30, 2010 and September 30, 2010 and in our Forms 10-Q for the periods ended June 30, 2009 and September 30, 2009, should not be relied upon.  We have restated the financial statements for the year ended December 31, 2009 contained herein and will restate the financial statements contained in our Forms 10-Q for the periods ended March 31, 2010, June 30, 2010 and September 30, 2010 (including the comparable periods ended June 30, 2009 and September 30, 2009) to reflect the revised value of this Liability.

The restatements reflect the recalculation of the fair value of the Warrants using a Monte Carlo Simulation approach, applying critical assumptions provided by Management reflecting conditions at the valuation date.  The Monte Carlo Simulation approach incorporates the incremental value of the Put rights available to the Warrant Holders.  The fair value of Warrants ranged from $0.37 to $2.14 during 2009 and ranged from $0.37 to $0.38 at December 31, 2009.

The Company recomputes the fair value of the Warrants at the end of each quarterly reporting period.  Such value computation includes subjective input assumptions that are consistently applied each period.  If the Company were to alter its assumptions or the numbers input based on such assumptions, the resulting fair value could be materially different.

Fair value at measurement dates during the period from Warrants’ issuances at May 10, 2009, May 18, 2009 and May 21, 2009 to December 31, 2009, were estimated using the following assumptions:

Underlying price per share	$0.56 - $2.54
Exercise price per share	$1.10 – $1.65
Risk-free interest rate	0.19% - 2.67%
Expected holding period	0.122 - 5.50 years
Expected volatility	94.99% – 226.46%
Expected dividend yield	None

The significant assumptions using the Monte Carlo Simulation approach for valuation of the Warrants are:

(i)  Risk-Free Interest Rate.  The risk-free interest rates for the Warrants are based on U.S Treasury constant maturities for periods commensurate with the remaining expected holding periods of the warrants.

(ii)  Expected Holding Period. The expected holding period represents the period of time that the Warrants are expected to be outstanding until they are exercised.  The Company utilizes the remaining contractual term of the Warrants at each valuation date as the expected holding period.

(iii)  Expected Volatility.  Expected stock volatility is based on daily observations of the Company’s historical stock values for a period commensurate with the remaining expected holding period on the last day of the period for which the computation is made.

(iv)  Expected Dividend Yield.  Expected dividend yield is based on the Company’s anticipated dividend payments over the remaining expected holding period.  As the Company has never issued dividends, the expected dividend yield is $-0- and this assumption will be continued in future calculations unless the Company changes its dividend policy.

(v)  Expected Probability of a Fundamental Transaction.  The possibility of the occurrence of a Fundamental Transaction triggering a Put right is extremely remote.  As discussed above, a Put right would only arise if a Fundamental Transaction 1) is an all cash transaction; (2) results in the Company going private; or (3) is a transaction involving a person or entity not traded on a national securities exchange.  The Company believes such an occurrence is highly unlikely because:

a.	The Company only has one product that is FDA approved;
b.	The Company will have to perform additional clinical trials for FDA approval of its flagship product;
c.	Industry and market conditions continue to include a global market recession, adding risk to any transaction;
d.	Available capital for a potential buyer in a cash transaction continues to be limited;
e.	The nature of a life sciences company is heavily dependent on future funding and high fixed costs, including Research & Development;
f.
According to Forbes.com, of approximately 17,000 public companies, fewer than 30 went private in 2008 and less than 100 were completed in 2007, representing 0.18% and 0.6%, respectively.  This would be further reduced based on the nature of a life sciences company and the potential lack of revenues, cash flows and the Company’s funding needs; and

g.	The Company's Rights Agreement makes it less attractive to a potential buyer.

With the above factors utilized in analysis of the likelihood of the Put's potential Liability, the Company estimated the range of probabilities related to a Put right being triggered as:

Range of Probability	Probability
Low	0.5%
Medium	1.0%
High	5.0%

The Monte Carlo Simulation incorporated a 5.0% probability of a Fundamental Transaction.

(vi)  Expected Timing of Announcement of a Fundamental Transaction.  As the Company has no specific expectation of a Fundamental Transaction, for reasons elucidated above, the Company utilized a discrete uniform probability distribution over the Expected Holding Period to model in the potential announcement of a Fundamental Transaction occurring during the Expected Holding Period.

(vii)  Expected 100 Day Volatility at Announcement of a Fundamental Transaction.  An estimate of future volatility is necessary as there is no mechanism for directly measuring future stock price movements.  Daily observations of the Company’s historical stock values for the 100 days immediately prior to the Warrants’ grant dates, with a floor of 100%, were utilized as a proxy for the future volatility.

(viii)  Expected Risk-Free Interest Rate at Announcement of a Fundamental Transaction.  The Company utilized a risk-free interest rate corresponding to the forward U.S. Treasury rate for the period equal to the time between the date forecast for the public announcement of a Fundamental Transaction and the Warrant expiration date for each simulation.

(ix)  Expected Time Between Announcement and Consummation of a Fundamental Transaction.  The expected time between the announcement and the consummation of a Fundamental Transaction is based on the Company’s experience with the due diligence process performed by acquirers, and is estimated to be six months.  The Monte Carlo Simulation approach incorporates this additional period to reflect the delay Warrant Holders would experience in receiving the proceeds of the Put.

As a result of the corrections in the valuation of the Liabilities as of December 31, 2009 described above, we have restated our consolidated financial statements in this amended report as follows:

HEMISPHERX BIOPHARMA, INC. AND SUBSIDIARIES Consolidated Balance Sheet December 31, 2009 (in thousands)
	December 31, 2009 As Previously Reported	Adjustments		December 31, 2009 As Restated
ASSETS
Current Assets:
Cash and cash equivalents	$58,072			$58,072
Prepaid expenses and other current assets	332			332

Total current assets	58,404			58,404

Property and equipment, net	4,704			4,704
Patent and trademark rights, net	830			830
Investment	35			35
Construction in progress	135			135
Other assets	886			886

Total assets	$64,994			$64,994

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts Payable	$1,294			$1,294
Accrued expenses	1,321			1,321

Total current liabilities	2,615			2,615

Redeemable warrants	—	17,359	(a)	3,684
		(7,417)	(b)
		(6,258)	(b)(c)
Total liabilities	2,615	3,684		6,299

Commitment and contingencies

Stockholders’ equity
Preferred stock	—			—
Common stock	133			133
Additional paid-in capital	273,093	(17,359)	(a)	263,151
		7,417	(b)
Accumulated deficit	(210,847)	6,258	(b)(c)	(204,589)

Total stockholders' equity	62,379	(3,684)		58,695

Total liabilities and stockholders’ equity	$64,994			$64,994

HEMISPHERX BIOPHARMA, INC. AND SUBSIDIARIES Consolidated Statement of Operations Year ended December 31, 2009 (in thousands, except per share data)

	December 31, 2009 As Previously Reported		Adjustments			December 31, 2009 As Restated

Revenues:

Sales of product, net	$		$			$

Clinical treatment programs		111					111

Total revenues		111					111

Costs and expenses:

Production/cost of goods sold		584					584
Research and development		6,995					6,995
General and administrative		5,796					5,796

Total costs and expenses		13,375					13,375

Operating loss		(13,264)					(13,264)

Interest and other income		67					67
Financing costs		(241)					(241)
Redeemable warrants valuation adjustment		—		6,258	(b)(c)		6,258

Net loss		$(13,438)		$6,258			$(7,180)

Basic and diluted loss per share		$(0.12)		$.05			$(0.07)

Weighted average shares outstanding Basic and Diluted		109,514,401					109,514,401

NOTES:

(a)
The total initial estimated fair value of the Liability related to the Warrants was $17,359,000 at the date of their issuance in May 2009.  In order to record this Liability, an adjustment will be made to decrease Additional Paid-In Capital and increase Liabilities by $17,359,000.

(b)
In May 2009 and June 2009, some of these Warrants were exercised resulting in total non-cash losses of $3,675,000.  Prior to each exercise, the individual Warrant’s fair value was revalued.  The revaluation adjustments were made to increase the above mentioned Warrants’ Liability of $17,359,000 by the related $3,675,000 loss and then, upon exercise, reduce the Warrants’ Liability value by $7,417,000 for the exercised Warrants.

(c)
The estimated fair value of the Liability related to the Warrants was revalued at the end of each fiscal quarter from June 2009 through December 31, 2009.  Due to the decreasing trading value of our stock during this period, at December 31, 2009, the value of the Liability related to the remaining outstanding Warrants will be $3,684,000.  The June to December 2009 year to date adjustments to record the change in fair value for the remaining Warrants’ Liability will be $9,933,000, resulting in a related non-cash gain of $9,933,000.

None of the above issues from this non-cash adjustment will actually affect our revenues, operating expenses, liquidity or cash flows from past or future operations, except in the highly unlikely event that a Put right is triggered under the Warrants.

. . ..

Consolidated Financial Statements
HEMISPHERx BIOPHARMA, INC. AND SUBSIDIARIES
Consolidated Balance Sheets
December 31, 2008 and 2009
 (in thousands, except for share and per share amounts)

	2008	2009
		(restated)
ASSETS
Current assets:
Cash and cash equivalents (Notes 2 & 16)	$6,119	$58,072
Inventories (Note 3)	864	—
Prepaid expenses and other current assets	330	332

Total current assets	7,313	58,404

Property and equipment, net (Note 2)	4,877	4,704
Patent and trademark rights, net (Notes 2 & 4)	969	830
Investment	35	35
Construction in progress (Note 2)	—	135
Other assets(Note 3)	17	886

Total assets	$13,211	$64,994

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$791	$1,294
Accrued expenses (Notes 2 & 5)	876	1,321

Total current liabilities	1,667	2,615

Redeemable warrants (Note 18)	—	3,684

Total liabilities	1,667	6,299

Commitments and contingencies (Notes 10, 12, 13 & 14)

Stockholders’ equity (Note 7):
Preferred stock, par value $0.01 per share, authorized 5,000,000; issued and outstanding; none	—	—
Common stock, par value $0.001 per share, authorized 200,000,000 shares; issued and outstanding 78,750,995 and 132,787,447, respectively	79	133
Additional paid-in capital	208,874	263,151
Accumulated deficit	(197,409)	(204,589)

Total stockholders’ equity	11,544	58,695

Total liabilities and stockholders’ equity	$13,211	$64,994

See accompanying notes to consolidated financial statements.

HEMISPHERX BIOPHARMA, INC. AND SUBSIDIARIES
Consolidated Statements of Operations
 (in thousands, except share and per share data)

	Years ended December 31,
	2007	2008	2009
			(restated)
Revenues:
Sales of product, net	$925	$173	$—
Clinical treatment programs	134	92	111

Total Revenues	1,059	265	111

Costs and Expenses:
Production/cost of goods sold	930	798	584
Research and development	10,444	5,800	6,995
General and administrative	8,974	6,478	5,796

Total Costs and Expenses:	20,348	13,076	13,375

Operating loss	(19,289)	(12,811)	(13,264)
Reversal of previously accrued interest expense	346	—	—
Interest and other income	1,200	592	67
Interest expense	(116)	—	—
Financing costs (Note 7)	(280)	—	(241)
Redeemable warrants valuation adjustment (Note 18)	—	—	6,258

Net loss	$(18,139)	$(12,219)	$(7,180)

Basic and diluted loss per share	$(.25)	$(.16)	$(.07)

Weighted average shares outstanding Basic and Diluted	71,839,782	75,142,075	109,514,401

See accompanying notes to consolidated financial statements.

HEMISPHERx BIOPHARMA, INC. AND SUBSIDIARIES
Consolidated Statements of Changes in Stockholders' Equity and Comprehensive Loss
(in thousands except share data)

	Common Stock Shares	Common Stock .001 Par Value	Additional Paid—in Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders Equity
			(Restated)		(Restated)	(Restated)
Balance December 31, 2006	66,816,764	$67	$191,689	$46	$(167,051)	$24,751

Shares issued for:
Interest on convertible debt	116,745	—	193	—	—	193
Private placement, net of issuance costs	6,651,502	7	11,613	—	—	11,620
Stock issued for settlement of accounts payable	175,435	—	292	—	—	292
Stock based compensation	—	—	2,291	—	—	2,291
Net comprehensive loss	—	—	—	(53)	(18,139)	(18,192)
Balance December 31, 2007	73,760,446	74	206,078	(7)	(185,190)	20,955

Shares issued for:
Private placement, net of issuance costs	1,211,122	1	269	—	—	270
Settlement of accounts payable	3,779,427	4	1,954	—	—	1,958
Stock based compensation	—	—	573	—	—	573
Net comprehensive loss	—	—	—	7	(12,219)	(12,212)
Balance December 31, 2008	78,750,995	79	208,874	—	(197,409)	11,544

Shares issued for:
Warrants exercised	5,589,790	6	6,133	—	—	6,139
Options exercised	293,831	—	130	—	—	130
Private placement, net of issuance costs	45,591,304	46	55,524	—	—	55,570
Settlement of accounts payable	1,925,408	2	1,365	—	—	1,367
Stock based compensation	636,119	—	826	—	—	826
Standby Finance- finance costs	—	—	241	—	—	241
Redeemable warrants valuation adjustment - restated	—	—	(9,942)	—	—	(9,942)
Net comprehensive loss- restated	—	—	—	—	(7,180)	(7,180)
Balance December 31, 2009 — restated	132,787,447	$133	$263,151	$—	$(204,589)	$58,695

See accompanying notes to consolidated financial statements

HEMISPHERx BIOPHARMA, INC. AND SUBSIDIARIES Consolidated Statements of Cash Flows (in thousands)

	Years ended December 31
	2007	2008	2009
Cash flows from operating activities:			(restated)
Net loss — restated	$(18,139)	$(12,219)	$(7,180)

Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation of property and equipment	266	342	359
Amortization of patent, trademark rights, and royalty interest	170	374	381
Finance costs amortization and for Standby financing	281	—	241
Redeemable warrants valuation adjustment	—	—	(6,258)
Stock option and warrant compensation and service expense	2,291	573	826
Gain on disposal of equipment	—	—	(83)
Impairment losses	526	—	—
Inventory reserve	109	(65)	—
Interest on convertible debt	181	—	—
Changes in assets and liabilities:
Inventory	337	(288)	—
Accounts and other receivables	(148)	77	—
Assets held for sale	(678)	450	—
Prepaid expenses and other current assets	22	(184)	93
Other assets	—	—	(5)
Accounts payable	(138)	1,702	1,884
Accrued expenses	(192)	(120)	45

Net cash used in operating activities	(15,112)	(9,358)	(9,297)

Cash flows from investing activities:
Purchases of property and equipment and construction in progress, net	(212)	(73)	(332)
Additions to patent and trademark rights	(211)	(142)	(242)
Maturities of short term investments	21,132	3,951	—
Purchase of short term investments	(6,754)	—	—

Net cash (used in) provided by investing activities	$3,955	$3,736	$(574)

HEMISPHERX BIOPHARMA, INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows (Continued)
(in thousands)

	Years ended December 31,
	2007	2008	2009
Cash flows from financing activities:			(restated)
Proceeds from issuance of common stock, net	$11,620	$270	$55,570
Payment of long—term debt	(4,102)	—	—
Collection of advance receivable	1,464	—	—
Proceeds from exercise of stock Warrants and options	—	—	6,254
Net cash provided by financing activities	8,892	270	61,824

Net (decrease) increase in cash and cash equivalents	7,825	(5,352)	51,953

Cash and cash equivalents at beginning of year	3,646	1,471	6,119

Cash and cash equivalents at end of year	$11,471	$6,119	$58,072

Supplemental disclosures of cash flow information:
Issuance of common stock for accounts payable and accrued expenses	$292	$1,958	$1,382
Issuance of common stock for debt conversion, interest payments and debt payments	$181	—	—
Unrealized gains/(losses) on investments	$(53)	$7	$—

Redeemable warrants valuation adjustment	$—	$—	$(6,258)

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

. . ..

(17) Fair Value

The Company is required under GAAP to disclose information about the fair value of all the Company’s financial instruments, whether or not these instruments are measured at fair value on the Company’s consolidated balance sheet.

The Company estimates that the fair values of cash and cash equivalents, other assets, accounts payable and accrued expenses approximate their carrying values due to the short-term maturities of these items.  The Company also has certain warrants with a cash settlement right in the unlikely occurrence of a Fundamental Transaction.  For a discussion about how the Company values these Warrants, please see “Note 18 – Restatement” below).

On January 1, 2008, the Company adopted new accounting guidance (codified at FASB ASC 820 and formerly Statement No. 157 Fair Value Measurements) that defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements.  The guidance does not impose any new requirements around which assets and liabilities are to be measured at fair value, and instead applies to asset and liability balances required or permitted to be measured at fair value under existing accounting pronouncements.  The Company measures its warrant liability at fair value.

FASB ASC 820-10-35-37 (formerly SFAS No. 157) establishes a valuation hierarchy based on the transparency of inputs used in the valuation of an asset or liability.  Classification is based on the lowest level of inputs that is significant to the fair value measurement.  The valuation hierarchy contains three levels:

•	Level 1 – Quoted prices are available in active markets for identical assets or liabilities at the reporting date.

•
Level 2 – Observable inputs other than Level 1 prices such as quote prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•
Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.  Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or other valuation techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.  As of December 31, 2009, the Company has classified the warrants with embedded call and put rights as Level 3.  Management evaluates a variety of inputs and then estimates fair value based on those inputs.  As discussed below in Note 18 - Restatement, the Company utilized the Monte Carlo Simulation approach in valuing these warrants.

The table below presents the balances of assets and liabilities measured at fair value on a recurring basis by level within the hierarchy as of December, 31, 2009:

	Total	Level 1	Level 2	Level 3
Liabilities
Warrants	$3,684,000	$—	$—	$3,684,000

The changes in Level 3 Liabilities measured at fair value on a recurring basis are summarized as follows:

Fair Value of Redeemable Warrants ( in thousands)
Value at issuance	$17,359
Less: value of warrants exercised in May and June 2009	(3,742)
Fair value adjustment at June 30, 2009	7,186
Balance at June 30, 2009	20,803
Fair value adjustment at September 30, 2009	(4,951)
Balance at September 30, 2009	15,852
Fair value adjustment at December 31, 2009	(12,168)
Balance at December 31, 2009	$3,684

(18) Restatement

In connection with equity financings on May 11 and 19, 2009, the Company issued warrants (the “Warrants”) that are single compound derivatives containing both an embedded right to obtain stock upon exercise (a “Call”) and a series of embedded rights to settle the Warrants for cash upon the occurrence of certain events (each, a “Put”).  Generally, the Put provisions allow the Warrant Holders liquidity protection; the right to receive cash in certain situations where the Holders would not have a means of readily selling the shares issuable upon exercise of the Warrants (e.g., where there would no longer be a significant public market for our common stock).  However because the contractual formula used to determine the cash settlement value of the embedded Put requires use of certain assumptions, the cash settlement value of the embedded Put can differ from the fair value of the unexercised embedded Call option at the time the embedded Put option is exercised.  Specifically, the Put rights would be triggered upon the happening of a “Fundamental Transaction” (as defined below) that also is (1) an all cash transaction; (2) a “Rule 13e-3 transaction” under the Exchange Act (where the Company would be taken private); or (3) a transaction involving a person or entity not traded on a national securities exchange.  “Fundamental Transactions” include (i) a merger or consolidation of the Company with or into another person or entity; (ii) a sale, lease, license, transfer or other disposition of all or substantially all of the Company’s assets; (iii) any purchase offer, tender offer or exchange offer in which holders of Company Common Stock are permitted to sell, tender or exchange their shares for other securities, cash or property, which offer has been accepted by the holders of 50% or more of the Company’s outstanding Common Stock; (iv) a reclassification, reorganization or recapitalization of the Common Stock pursuant to which the Common Stock is effectively converted into or exchanged for other securities, cash or property; or (v) a stock purchase or other business combination with another person or entity is effected pursuant to which such other person or entity acquires more than 50% of the outstanding shares of Common Stock.  Pursuant to the Warrants, the Put rights enable the Warrant Holders to receive cash in the amount of the Black-Scholes value is obtained from the “OV” function on Bloomberg, L.P. (“Bloomberg”) determined as of the day of consummation of the applicable Fundamental Transaction for pricing purposes and reflecting (A) a risk-free interest rate corresponding to the U.S. Treasury rate for a period equal to the time between the date of the public announcement of the applicable Fundamental Transaction and the Warrant expiration date, (B) an expected volatility equal to the greater of 100% and the 100 day volatility obtained from the HVT function on Bloomberg as of the Trading Day immediately following the public announcement of the applicable Fundamental Transaction, (C) the underlying price per share used in such calculation shall be the sum of the price per share being offered in cash, if any, plus the value of any non-cash consideration, if any, being offered in such Fundamental Transaction and (D) a remaining option time equal to the time between the date of the public announcement of the applicable Fundamental Transaction and the Warrant expiration date.

Initially, the Company determined that these Warrants created a related Liability in accordance with ASC 480-10-55-29 & 30 due to the fact that the Warrants could be settled for cash as discussed above.  In their estimation of the value of this Liability, the Company interpreted and applied the concept of “Fair Value” from ASC 820 (formally SFAS 157).  After reviewing current accounting literature and the findings and opinion of an independent appraiser in determining proper accounting treatment, the Company took into account the extreme unlikelihood of the occurrence of a Fundamental Transaction triggering a right to cash settlement as a probability factor in applying a Black-Scholes-Merton valuation of the Warrants.  As a result, Management deemed the fair value of the Warrants to be immaterial and, therefore, we stated the Warrants’ related Liability from May 31, 2009 through December 31, 2009 at zero.

On September 15, 2010, the Company received a comment letter from the Securities and Exchange Commission (“SEC”) concerning its review of our annual report on Form 10-K, as amended, for the year ended December 31, 2009.  During the process of resolving the SEC’s comments, the SEC Staff alerted Management that they did not agree with their method of computing the fair value of the Warrants as discussed above.

As a result, on December 22, 2010, after discussion with McGladrey & Pullen, LLP, the Company’s independent registered public accounting firm, the Company’s Audit Committee determined that the previously issued financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2009 and in our Forms 10-Q for the periods ended March 31, 2010, June 30, 2010 and September 30, 2010 and in our Forms 10-Q for the periods ended June 30, 2009 and September 30, 2009, should not be relied upon.  Management has restated the financial statements for the year ended December 31, 2009 contained herein and will restate the financial statements contained in our Forms 10-Q for the periods ended March 31, 2010, June 30, 2010 and September 30, 2010 (including the comparable periods ended June 30, 2009 and September 30, 2009) to reflect the revised value of this Liability.

The restatements reflect the recalculation of the fair value of the Warrants using a Monte Carlo Simulation approach, applying critical assumptions provided by Management reflecting conditions at the valuation date.  The Monte Carlo Simulation approach incorporates the incremental value of the Put rights available to the Warrant Holders.  The fair value of Warrants ranged from $0.37 to $2.14 during 2009 and ranged from $0.37 to $0.38 at December 31, 2009.

The Company recomputes the fair value of the Warrants at the end of each quarterly reporting period.  Such value computation includes subjective input assumptions that are consistently applied each period.  If the Company were to alter its assumptions or the numbers input based on such assumptions, the resulting fair value could be materially different.

Fair value at measurement dates during the period from Warrants’ issuances at May 10, 2009, May 18, 2009 and May 21, 2009 to December 31, 2009, were estimated using the following assumptions:

Underlying price per share	$0.56 - $2.54
Exercise price per share	$1.10 – $1.65
Risk-free interest rate	0.19% - 2.67%
Expected holding period	0.122 - 5.50 years
Expected volatility	94.99% – 226.46%
Expected dividend yield	None

The significant assumptions using the Monte Carlo Simulation approach for valuation of the Warrants are:

(i)  Risk-Free Interest Rate.  The risk-free interest rates for the Warrants are based on U.S Treasury constant maturities for periods commensurate with the remaining expected holding periods of the warrants.

(ii)  Expected Holding Period. The expected holding period represents the period of time that the Warrants are expected to be outstanding until they are exercised.  The Company utilizes the remaining contractual term of the Warrants at each valuation date as the expected holding period.

(iii)  Expected Volatility.  Expected stock volatility is based on daily observations of the Company’s historical stock values for a period commensurate with the remaining expected holding period on the last day of the period for which the computation is made.

(iv)  Expected Dividend Yield.  Expected dividend yield is based on the Company’s anticipated dividend payments over the remaining expected holding period.  As the Company has never issued dividends, the expected dividend yield is $-0- and this assumption will be continued in future calculations unless the Company changes its dividend policy.

(v)  Expected Probability of a Fundamental Transaction.  The possibility of the occurrence of a Fundamental Transaction triggering a Put right is extremely remote.  As discussed above, a Put right would only arise if a Fundamental Transaction 1) is an all cash transaction; (2) results in the Company going private; or (3) is a transaction involving a person or entity not traded on a national securities exchange.  The Company believes such an occurrence is highly unlikely because:

a.	The Company only has one product that is FDA approved;
b.	The Company will have to perform additional clinical trials for FDA approval of its flagship product;
c.	Industry and market conditions continue to include a global market recession, adding risk to any transaction;
d.	Available capital for a potential buyer in a cash transaction continues to be limited;
e.	The nature of a life sciences company is heavily dependent on future funding and high fixed costs, including Research & Development;
f.
According to Forbes.com, of approximately 17,000 public companies, fewer than 30 went private in 2008 and less than 100 were completed in 2007, representing 0.18% and 0.6%, respectively.  This would be further reduced based on the nature of a life sciences company and the potential lack of revenues, cash flows and the Company’s funding needs; and

g.	The Company's Rights Agreement makes it less attractive to a potential buyer.

With the above factors utilized in analysis of the likelihood of the Put's potential Liability, the Company estimated the range of probabilities related to a Put right being triggered as:

Range of Probability	Probability
Low	0.5%
Medium	1.0%
High	5.0%

The Monte Carlo Simulation incorporated a 5.0% probability of a Fundamental Transaction.

(vi)  Expected Timing of Announcement of a Fundamental Transaction.  As the Company has no specific expectation of a Fundamental Transaction, for reasons elucidated above, the Company utilized a discrete uniform probability distribution over the Expected Holding Period to model in the potential announcement of a Fundamental Transaction occurring during the Expected Holding Period.

(vii)  Expected 100 Day Volatility at Announcement of a Fundamental Transaction.  An estimate of future volatility is necessary as there is no mechanism for directly measuring future stock price movements.  Daily observations of the Company’s historical stock values for the 100 days immediately prior to the Warrants’ grant dates, with a floor of 100%, were utilized as a proxy for the future volatility.

(viii)  Expected Risk-Free Interest Rate at Announcement of a Fundamental Transaction.  The Company utilized a risk-free interest rate corresponding to the forward U.S. Treasury rate for the period equal to the time between the date forecast for the public announcement of a Fundamental Transaction and the Warrant expiration date for each simulation.

(ix)  Expected Time Between Announcement and Consummation of a Fundamental Transaction.  The expected time between the announcement and the consummation of a Fundamental Transaction is based on the Company’s experience with the due diligence process performed by acquirers, and is estimated to be six months.  The Monte Carlo Simulation approach incorporates this additional period to reflect the delay Warrant Holders would experience in receiving the proceeds of the Put.

As a result of the corrections in the valuation of the Liabilities as of December 31, 2009 described above, the Company has restated its consolidated financial statements in this amended report as follows:

HEMISPHERX BIOPHARMA, INC. AND SUBSIDIARIES Consolidated Balance Sheet December 31, 2009 (in thousands)
	December 31, 2009 As Previously Reported	Adjustments		December 31, 2009 As Restated
ASSETS
Current Assets:
Cash and cash equivalents	$58,072			$58,072
Prepaid expenses and other current assets	332			332

Total current assets	58,404			58,404

Property and equipment, net	4,704			4,704
Patent and trademark rights, net	830			830
Investment	35			35
Construction in progress	135			135
Other assets	886			886

Total assets	$64,994			$64,994

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts Payable	$1,294			$1,294
Accrued expenses	1,321			1,321

Total current liabilities	2,615			2,615

Redeemable warrants	—	17,359	(a)	3,684
		(7,417)	(b)
		(6,258)	(b)(c)
Total liabilities	2,615	3,684		6,299

Commitment and contingencies

Stockholders’ equity
Preferred stock	—			—
Common stock	133			133
Additional paid—in capital	273,093	(17,359)	(a)	263,151
		7,417	(b)
Accumulated deficit	(210,847)	6,258	(b)(c)	(204,589)

Total stockholders' equity	62,379	(3,684)		58,695

Total liabilities and stockholders’ equity	$64,994			$64,994

HEMISPHERX BIOPHARMA, INC. AND SUBSIDIARIES Consolidated Statement of Operations Year ended December 31, 2009 (in thousands, except per share data)

	December 31, 2009 As Previously Reported		Adjustments		December 31, 2009 As Restated

Revenues:

Sales of product, net	$			$	$

Clinical treatment programs		111				111

Total revenues		111				111

Costs and expenses:

Production/cost of goods sold		584				584
Research and development		6,995				6,995
General and administrative		5,796				5,796

Total costs and expenses		13,375				13,375

Operating loss		(13,264)				(13,264)

Interest and other income		67				67
Financing costs		(241)				(241)
Redeemable warrants valuation adjustment		—	6,258	(b)(c)		6,258

Net loss		$(13,438)	$6,258			$(7,180)

Basic and diluted loss per share		$(0.12)	$.04			$(0.07)

Weighted average shares outstanding Basic and Diluted		109,514,401				109,514,401

NOTES:

(a)
The total initial estimated fair value of the Liability related to the Warrants was $17,359,000 at the date of their issuance in May 2009.  In order to record this Liability, an adjustment will be made to decrease Additional Paid-In Capital and increase Liabilities by $17,359,000.

(b)
In May 2009 and June 2009, some of these Warrants were exercised resulting in total non-cash losses of $3,675,000.  Prior to each exercise, the individual Warrant’s fair value was revalued.  The revaluation adjustments was made to increase the above mentioned Warrants’ Liability of $17,359,000 by the related $3,675,000 loss and then, upon exercise, reduce the Warrants’ Liability value by $7,417,000 for the exercised Warrants.

(c)
The estimated fair value of the Liability related to the Warrants was revalued at the end of each fiscal quarter from June 2009 through December 31, 2009.  Due to the decreasing trading value of our stock during this period, at December 31, 2009, the value of the Liability related to the remaining outstanding Warrants will be $3,684,000.  The June to December 2009 year to date adjustments to record the change in fair value for the remaining Warrants’ Liability will be $9,933,000, resulting in a related non-cash gain of $9,933,000.

None of the above issues from this non-cash adjustment affected the Company’s revenues, operating expenses, liquidity or cash flows from past, nor should they affect future operations, except in the highly unlikely event that a Put right is triggered under the Warrants.

(19) Quarterly Results of Operation (unaudited and restated)

The following is a summary of the unaudited quarterly results of operations:

2008
(in thousands except per share data)

	March 31, 2008	June 30, 2008	September 30, 2008	December 31, 2008	Total

Revenues	$208	$15	$17	$25	$265
Costs and expenses	(3,453)	(3,145)	(3,468)	(3,010)	(13,076)
Financing costs	—	—	—	—	—
Interest & other
income	80	328	36	148	592
Redeemable warrants
valuation adjustment	—	—	—	—	—
Net loss	$(3,165)	$(2,802)	$(3,415)	$(2,837)	$(12,219)
Basic and diluted loss per share	$(.04)	$(.04)	$(.05)	$(.03)	$(.16)

2009 As Previously Stated
(in thousands except per share data)

	March 31, 2009	June 30, 2009	September 30, 2009	December 31, 2009	Total
	(previously	(previously	(previously	(previously	(previously
	reported)	reported)	reported)	reported)	reported

Revenues	$29	$17	$25	$40	$111
Costs and expenses	(2,882)	(3,996)	(2,483)	(4,014)	(13,375)
Finance Costs	(241)	—	—	—	(241)
Interest & other
Income (expense)	7	109	23	(72)	67
Redeemable warrants
valuation adjustment	—	—	—	—	—
Net loss	$(3,087)	$(3,870)	$(2,435)	$(4,046)	$(13,438)
Basic and diluted loss per share	$(.04)	$(.04)	$(.02)	$(.03)	$(.12)

2009 Restated As Necessary
(in thousands except per share data)

	March 31, 2009	June 30, 2009	September 30, 2009	December 31, 2009	Total
	(previously	(restated)	(restated)	(restated)	(restated)
	reported)

Revenues	$29	$17	$25	$40	$111
Costs and expenses	(2,882)	(3,996)	(2,483)	(4,014)	(13,375)
Finance costs	(241)	—	—	—	(241)
Interest & other
Income (expense)	7	109	23	(72)	67
Redeemable warrants
valuation adjustment	—	(10,861)	4,950	12,169	6,258
Net loss	$(3,087)	$(14,731)	$2,515	$8,123	$(7,180)
Basic and diluted loss per share	$(.04)	$(.15)	$.02	$.06	$(.07)

The difference between the previously reported and restated presentation relates to the recording of an adjustment to the liability related to the Warrants issued in May 2009.  See Note 18 Restatement.

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